

恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED

08006038

SUPPL

Our Ref.: HASE/TL/HL/05461

19th September, 2008

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

Dear Sirs,

We enclose for your information a copy each of the Company's Annual Results Announcement for the year ended 30th June, 2008 and the Book Close Announcement, which are published on the websites of the Hong Kong Exchanges and Clearing Limited and the Company.

Yours faithfully,

Timon Liu
Company Secretary

Encl.

TL/pm

香港中環金融街八號國際金融中心二期七十二至七十六樓
72-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
電話 Tel: (852) 2908 8888 • 傳真 Fax: (852) 2908 8838 • 網址 Website: www.hld.com



HENDERSON LAND DEVELOPMENT COMPANY LIMITED
Incorporated in Hong Kong with limited liability
(Stock Code : 12)

2007/2008 ANNUAL RESULTS ANNOUNCEMENT

CHAIRMAN'S STATEMENT

Dear Shareholders

On behalf of your Board, I am pleased to present my report on the operations of the Group for the year ended 30 June 2008.

Overview

The Group remains committed to expanding its business in Hong Kong and mainland China concurrently over the long term, with an important portfolio of iconic development projects steadily coming on line in both markets in the years ahead. Our expanding and popularly received portfolio of iconic development projects in both markets attests to the Group's tried and tested mix of innovative design, high quality construction and property management, and community commitment.

In Hong Kong, completed projects which have received wide acclaim include the IFC complex in Central, The Beverly Hills, Grand Promenade and Grand Waterfront. In addition, new projects such as 39 Conduit Road and Sha Tin Town Lot 539 are coming on stream. The Group holds the largest agricultural land bank of all property developers in Hong Kong and the land use conversion of two of these land parcels – located at Wu Kai Sha and Tai Tong, Yuen Long respectively – is also expected to be completed in the forthcoming year.

In mainland China, the Group has injected substantial resources into expanding its property development activities, with a development portfolio of landmark projects in many major cities. These include the soon-to-be completed Beijing World Financial Centre, the international Grade-A office buildings 688 Nanjing Road West & 155 Nanjing Road East in Shanghai and Northeast China's tallest building, Shenyang International Finance Centre, which are now in the pipeline. Large-scale residential projects are being built across various provincial cities, among which, project in Xian is planned for pre-sale by the end of this year, with a number of other projects in Changsha, Suzhou, Yixing and Xuzhou to follow suit in the first half of 2009.

This strategy of ongoing, concurrent expansion of the Group's business in Hong Kong and mainland China has resulted in further diversification of the Group's stable and growing income source, positioning the Group to face the future with confidence.

During the year, the Group was again very actively committed to community initiatives in both Hong Kong and mainland China. In a year when the world was gearing up to focus attention on celebrating the 2008 Beijing Olympics (which the Group strongly supported), special mention must be made of the tragic and sudden earthquake in Sichuan Province and the neighbouring regions of mainland China. The Group, its employees, and those of our associated company, The Hong Kong and China Gas Company Limited ("Hong Kong and China Gas"), played an active role among Hong Kong organizations in urgently mobilizing significant resources in cash and in kind, as well as materials and personnel to support the disaster relief work.

Profit and Net Assets Attributable to Shareholders

The Group profit attributable to equity shareholders for the year ended 30 June 2008 amounted to HK$15,472 million, representing an increase of HK$5,654 million or 58% over that for the previous year. Earnings per share were HK$7.54 (2007: HK$5.19).

The underlying profit for the year, excluding the revaluation surplus of investment properties (net of deferred tax), was HK$5,707 million, a decrease of HK$176 million or 3%. Based on the underlying profit, the earnings per share were HK$2.78 (2007: HK$3.11).

Included in the results for the previous year was a total non-recurrent income of HK$938 million made up of the excess, amounting to HK$352 million, of the fair values of net assets comprised in the companies acquired from Henderson Investment Limited during that year over the consideration paid, and the Group's share of gain of HK$586 million arising from the disposal of ten piped-city gas projects by an associate. After excluding such non-recurrent income, the adjusted underlying profit for the previous year was HK$4,945 million, while the adjusted earnings per share were HK$2.61. A comparison of the underlying profit for the year with that for the previous year (adjusted as above mentioned) shows an increase for the year of HK$762 million or 15% in underlying profit and of 7% in earnings per share. The improvement in underlying profit was the result of higher profit contributions from property development as well as the steady increase in net rental income from investment properties.

At 30 June 2008, the net asset value attributable to equity shareholders amounted to HK$121,220 million (or HK$56 per share), 31% higher than the amount of HK$92,219 million a year earlier. Net debt amounted to HK$19,951 million and the gearing ratio was at a prudent level of 16.5%.

Dividends

Your Board recommends the payment of a final dividend of HK$0.70 per share to Shareholders whose names appear on the Register of Members of the Company on 8 December 2008. Including the interim dividend of HK$0.40 per share already paid, the total distribution for the full year will amount to HK$1.10 per share (2007: HK$1.10 per share). Warrants for the final dividend will be sent to Shareholders on or before 10 December 2008.

Business Review – Hong Kong

Property Sales

Consecutive interest rate cuts, improved housing affordability and the influx of mainland buyers resulted in a property price rally in Hong Kong in the run-up from the fourth quarter of 2007 to early 2008, after which the overall market sentiment was dampened by stock market volatilities and the uncertain outlook for the global economy.

During the year, the Group succeeded in releasing both of its luxurious developments at The Beverly Hills (Phase 1) and King's Park Hill, as well as its large-scale residential projects such as Grand Waterfront, Grand Promenade, The Sherwood and Royal Green, at opportune moments with overwhelming response. Thus, an attributable HK$9,892 million worth of properties in Hong Kong was sold, an increase of 25% as compared with HK$7,895 million for the year before. Some projects such as CentreStage, CentrePlace, Scenic Horizon and Paradise Square, were virtually sold out by the year end. Taking into account the Group's share of profit contributions from associates and jointly controlled entities, the total profit contribution of property development in Hong Kong to the Group amounted to HK$4,025 million.

In November 2007, the Group launched The Sparkle, with approximately 80% of the total of 400 residential units pre-sold by the year end. Meanwhile, two houses of the Beverly Hills (Phase 3) had been sold through private sale by the year end although Phase 3 was not yet formally released for pre-sale. Their profit contributions will be reflected in the results for the forthcoming year when they will be ready for occupation.

The following development projects were completed during this financial year:

Project name and location	Site area (sq.ft.)	Gross floor area (sq.ft.)	Land-use purpose	Group's interest (%)	Attributable gross floor area (sq.ft.)
1. Midas Plaza, 1 Tai Yau Street, San Po Kong	15,393	189,383	Industrial	70.00	132,568
2. Win Plaza, 9 Sheung Hei Street, San Po Kong	10,450	125,400	Office	100.00	125,400
3. Kwun Tong 223, 223-231 Wai Yip Street, Kwun Tong	91,042	1,092,502	Commercial/ Office	88.50	966,864
4. 78 Hung To Road, Kwun Tong	10,000	119,995	Industrial	100.00	119,995
5. Phase 2, Lot No. 1740 in DD 122, Tong Yan San Tsuen, Yuen Long	78,781 (Note)	17,643	Residential	100.00	17,643
				Total:	**1,362,470**

Note: The total site area for the whole Phase 1 and Phase 2 of this project is 78,781 square feet. Phase 1 of this project was completed in the last financial year.

Kowloon East, covering the areas from San Po Kong through Kwun Tong, is being progressively transformed from a traditional industrial district into a modern vibrant community supported by many upcoming facilities such as a new cruise terminal and the Sha Tin to Central cross-harbour railway line. Following the successful completion of Newton Place Hotel in the last financial year, the Group continued to expand its presence in this distinctive commercial hub by completing another four prime buildings there during the financial year, a reflection of its vision and forward thinking.

Midas Plaza was completely sold out within four months after its launch in August 2007. Win Plaza, also located in San Po Kong, where there have been virtually no newly-built industrial/office developments for years, was completed in time to capture the pent-up demand for quality space. Kwun Tong 223 was hailed as a landmark office development in Kowloon East soon after its completion in late 2007 because it embodies not just state-of-the-art facilities but also an environmentally sustainable design. The urban waterfront location of Kwun Tong 223 allows tenants to enjoy breathtaking Victoria Harbour views, whilst its open portal design enables a free passage of sea breeze to the whole neighbourhood. 78 Hung To Road, to be linked up to the Kwun Tong 223 by an exclusive footbridge, is a 23-storey quality industrial development with various transport modes, including the Eastern Harbour Tunnel, Kwun Tong Bypass, MTR station, bus terminal and ferry pier, just footsteps away.

A low-density luxury residential project in Tong Yan San Tsuen was also completed during this financial year. Comprising two garden houses, 11 low-rise apartment blocks and a recreational clubhouse, this project will soon be put on sale, offering the exquisite lifestyle and tranquil ambience that many city dwellers are now looking for.

At the financial year end, the Group had over 1,400 residential units available for sale mainly from the following major property development projects:

(1) Major development projects offered for sale:

Project name and location	Site area (sq.ft.)	Gross floor area (sq.ft.)	Land-use purpose	Group's interest (%)	No. of residential units unsold & pending sale as at financial year end	Gross area of remaining unsold residential units (sq.ft.)
(A) Completed development projects offered for sale:						
1. Casa Marina I 28 Lo Fai Road, Tai Po	283,200	226,561	Residential	100.00	48	164,667
2. Casa Marina II 1 Lo Ping Road, Tai Po	228,154	182,545	Residential	100.00	47	141,520
3. Royal Terrace 933 King's Road	16,744	138,373	Commercial/ Residential	100.00	4	7,504
4. Grand Promenade 38 Tai Hong Street, Sai Wan Ho	131,321	1,410,629	Residential	69.53	67	71,634
5. CentreStage 108 Hollywood Road	26,903	276,971	Commercial/ Residential	100.00	3	6,338
6. Grand Waterfront 38 San Ma Tau Street To Kwa Wan	130,523	1,109,424	Commercial/ Residential	Residential: 55.51 Commercial: 39.06	43	53,684
7. The Sherwood 8 Fuk Hang Tsuen Road Tuen Mun	396,434	836,868	Commercial/ Residential	100.00	9	5,386
8. The Beverly Hills - Phases 1 and 2 23 Sam Mun Tsai Road, Tai Po	982,376 (Note 1)	1,165,240 (Note 1)	Residential	90.10	101 (Note 2)	338,088 (Note 2)
(B) Project under construction offered for pre-sale:						
9. The Sparkle 500 Tung Chau Street Cheung Sha Wan	35,629	320,659	Commercial/ Residential	100.00	82	71,385
				Sub-total:	**404**	**860,206**
				Gross area attributable to the Group:		**781,024**

(2) Projects pending sale or pre-sale:

Project name and location	Site area (sq.ft.)	Gross floor area (sq.ft.)	Land-use purpose	Group's interest (%)	Residential No. of units	Residential Gross area (sq.ft.)
1. The Beverly Hills - Phase 3 23 Sam Mun Tsai Road, Tai Po	982,376 (Note 1)	1,165,240 (Note 1)	Residential	90.10	161 (Note 3)	430,408 (Note 3)
2. Fanling Sheung Shui Town Lot 231, Sheung Shui	45,779	228,888	Residential	100.00	362	228,888
3. Cité 33, 33 Lai Chi Kok Road Mong Kok	9,600	84,090	Commercial/ Residential	100.00	107	68,466
4. Lot No. 1740 in DD 122, Tong Yan San Tsuen, Yuen Long	78,781	78,781	Residential	100.00	60	78,781
5. Fanling Sheung Shui Town Lot 76, Fanling	42,884	34,308	Residential	100.00	51	34,308
6. 39 Conduit Road, Mid-Levels	56,748	229,255	Residential	60.00	66	229,255
7. Sha Tin Town Lot 539 Sha Tin	95,175	358,048	Residential	100.00	157	358,048
8. 11,12,12A,12B Headland Road, Island South	43,492	32,619	Residential	44.42	4	32,619
9. 590-600 Canton Road, Jordan	3,641	32,774	Commercial/ Residential	100.00	62	27,312
				Sub-total:	**1,030**	**1,488,085**
				Gross area attributable to the Group:		**1,335,643**
				Total saleable residential units and total residential gross area from the major development projects:	**1,434**	**2,348,291**
				Total gross area attributable to the Group:		**2,116,667**

Note 1: The total site area and the total gross floor area for the whole project of The Beverly Hills are 982,376 square feet and 1,165,240 square feet respectively.

Note 2: In addition, there are 31 houses in Phases 1 and 2 of The Beverly Hills held for investment purpose.

Note 3: 25% of Phase 3 of The Beverly Hills was formerly planned for investment purposes. In response to market demand, the entire project will be put up for sale, of which two houses had been sold through private sale by December 2007.

Land Bank

At 30 June 2008, the Group had a land bank in Hong Kong with a total attributable gross floor area of approximately 18.4 million square feet, made up as follows: 7.4 million square feet of properties held for or under development, 1.0 million square feet of stock of unsold property units, 9.0 million square feet of completed investment properties, and 1.0 million square feet of hotel properties. In addition, the Group held rentable car parking spaces with a total area of around 2.7 million square feet.

During the year, the Group acquired the entire interest in Sha Tin Town Lot 539 development project and a 60% interest in 39 Conduit Road development project. The Sha Tin Town Lot 539 development project comprises mainly two blocks of 33-storey residential towers together with four blocks of low-rise residential buildings and ancillary parking spaces and other facilities. For the development at 39 Conduit Road, a single block 46-storey residential building will be built, providing 66 residential units, parking spaces and clubhouse facilities. For the Group's acquisition of these two projects, a feature of the transaction is the guarantee by the vendor which provides that, for each of the developments, upon the expiry of two years from the date that the occupation permit for the development is issued, the gross sale price of the units sold together with the value of the unsold units at such date shall be not less than a sum representing a 25% premium over the discounted development value.

	Location	Gross floor area (sq.ft.)	Land-use purpose	Group's interest (%)
1.	Sha Tin Town Lot 539	358,048	Residential	100.00
2.	39 Conduit Road	229,255	Residential	60.00
		587,303		

In order to meet the evolving market demand and ensure efficient use of land resources, the Group's development sites are regularly evaluated for conversion into other purposes. During the year, land premium for land use conversion was finalized with the government for the site at 24 Lee Chung Street, Chai Wan. Demolition of the existing industrial building on the site is in progress and it will be developed into an office tower with a total gross floor area of about 173,000 square feet. Meanwhile, the Group is also pursuing land-use conversion for the site at 8 Wang Kwong Road, Kowloon Bay, as well as a joint-venture site at 19-21 Wong Chuk Hang Road, Aberdeen, of which 50% is attributable to the Group. Upon finalization of the land premium with the Government, the site at 8 Wang Kwong Road will be developed into office or hotel, whilst the site at 19-21 Wong Chuk Hang Road will be developed into office building with attributable gross floor area of approximately 258,000 square feet and approximately 107,000 square feet respectively.

The Group also remained active in the acquisition of agricultural land with high development potential. With the addition of about 2.3 million square feet in site area of agriculture land during the year, the Group's agricultural land reserve has increased to approximately 34.0 million square feet, which is the largest holding among all property developers in Hong Kong.

During the year, encouraging progress was made in land-use conversion for two agricultural land sites, with the basic terms for land exchange having been finalized with the Government. The site in Wu Kai Sha, Sha Tin is expected to provide a total developable gross floor area of approximately 3.0 million square feet upon completion, of which approximately 53.75% or about 1.6 million square feet is attributable to the Group. The other site at Tai Tong Road, Yuen Long is expected to provide approximately 1.17 million square feet in gross floor area, of which 79.03% or approximately 0.9 million square feet is attributable to the Group. The land-use conversion for these two sites will be completed upon finalization of the land premium with the Government.

Meanwhile, the land premium for the site in Chuk Yuen Tsuen of Yuen Long, which is next to the Fairview Park, with approval for conversion into a residential development comprising a total gross floor area of 28,000 square feet, is currently under negotiation with the Government. For the comprehensive residential development in Wo Shang Wai, Yuen Long, environmental impact assessment has been approved and environmental permits have been obtained from the Director of Environmental Protection. The Group has applied to the Town Planning Board for the necessary approval before negotiating with the Government for land exchange and land conversion premium. The site, covering a total land area of about 2.3 million square feet, is planned to be developed into a low-density residential development with a total gross floor area of approximately 890,000 square feet.

Fanling/Kwu Tung North and Hung Shui Kiu were both designated by the Government as New Development Areas in the Chief Executive's Policy Address and the Hong Kong 2030 Study in October 2007. In each of these two areas, the Group held approximately 2.6 million square feet and 2.3 million square feet of land lots respectively. The Group will actively work in line with the Government's development plans so as to broaden the source of development sites. Meanwhile, the Group will continue its efforts in land-use conversion of other agricultural land lots so as to provide a steady pipeline of development sites in future years.

The Town Planning Board completed its review on the Yau Tong Bay "Comprehensive Development Area" zone and amended the Outline Zoning Plan. The Group will proceed to apply for land exchanges and finalization of the land premium. A master layout plan will also be drafted for the redevelopment of the old shipyard sites at Yau Tong Bay, which is expected to provide a total developable gross floor area of approximately 5.35 million square feet, of which about 800,000 square feet is attributable to the Group.

Investment Properties

In Hong Kong, at the year end date of 30 June 2008 the Group held a total attributable gross floor area of approximately 9.0 million square feet in completed investment properties, comprising 4.4 million square feet of commercial space, 3.2 million square feet of office space, 0.8 million square feet of industrial/office space and 0.6 million square feet of residential and apartment space. 25% of this investment portfolio is located in Hong Kong Island, with the remaining 30% and 45% located in Kowloon and New Territories respectively.

Benefiting from higher rents for new lettings and lease renewals, the Group's gross rental income for the year, including those derived from the investment properties owned by the Group's associates and jointly controlled entities, rose by 10% to HK$3,602 million, while the total net rental income contribution was also up by 11% to HK$2,550 million. At the year end, the leasing rate for the core rental properties held by the Group's subsidiaries (which excluded Kwun Tong 223 as it was only just completed) remained high at 94%.

IFC Mall, which is host to some of the world's most respected luxury brands making their debut in Hong Kong, has established a unique position locally and it was almost fully let during the year. The Group's other large-scale shopping centres, which are mostly located right above or near to the MTR stations in new towns with populous captive customer bases from nearby housing estates, also performed well. By the year end, Metro City Phases II and III in Tseung Kwan O, Sunshine City Plaza in Ma On Shan, City Landmark I and City Landmark II in Tsuen Wan, Citimall in Yuen Long, Flora Plaza in Fanling, Shatin Plaza and Shatin Centre each recorded high leasing rate of 97% or above.

During the year, the Group continued to actively optimise the tenant mix, engage in marketing and promotional activities and upgrade the facilities of its shopping centres. All these initiatives were directed at meeting the ever-changing needs of the Group's clientele by providing an unrivalled shopping experience.

In the North Wing of Trend Plaza, the conversion of its cinema to retail use was completed, with this additional 20,000-square-feet retail space almost fully let at a much better-than-expected rate by the year end. Metro City Phase II also underwent a face-lift during the year. On completion in 2009, its attractiveness as a regional shopping and entertainment hub will be further enhanced because its cinema, with a letting area increased from 30,000 to 50,000 square feet, plans to add three more high-quality cinema houses to become an eight-screen cinema. In the coming year, major upgrade projects will commence at Sunshine City Plaza and at the South Wing of Trend Plaza. Renovation works for City Landmark I and Citimall are also in the pipeline.

The office leasing market stayed active, with rental increases in some business districts helped by strong demand particularly from multinational corporations which were keen to expand or set up regional head offices in Hong Kong in view of the booming economy of mainland China. The International Finance Centre, the most prestigious office complex in Hong Kong, was almost fully let with a very satisfactory rental performance due to limited supply in Central. AIA Tower in North Point and Golden Centre in Sheung Wan also recorded high leasing rates at 95% and 96% respectively, with over 100% rental growth on renewal of some leases. Kwun Tong 223, a Grade-A office tower of the Group offering over 1.0 million square feet of quality space, was newly completed and tenants, including a big 4 accounting firm which has leased an area of up to about 100,000 square feet, have started moving in. Further, an international shipping company has leased an area of over 60,000 square feet, whilst leasing confirmation with some other multinational corporations have also been secured. In order to meet the growing demand for quality office space, Kowloon Building on Nathan Road has been undergoing a major renovation and facility upgrade which is scheduled for completion in 2010.

The residential leasing market remained robust with expatriates from the banking and financial sectors continuing to be the major source of tenant demand for luxury properties on Hong Kong Island. The serviced suite hotel at Four Seasons Place, located within the International Financial Centre complex and setting a new benchmark for personalised services and lifestyle living, continued to achieve high occupancy and room rates. Eva Court in Mid-Levels was fully let by the year end, with a 30% rise in rental for renewals and new lettings.

Hotels

The Four Seasons Hotel, which opened for business in September 2005, reported further growth in occupancy and average room rate. It is home to a number of acclaimed restaurants and unique features such as a deluxe spa. Its 399 luxury rooms also feature breathtaking views of the city and world-famous Victoria Harbour. During the year, its amenities received high praise for their outstanding performances, with the hotel being named the Best Hotel in Asia by many travel magazines. "Newsweek Japan" even named it as the Best Business Hotel in the World.

The Group has four Newton hotels operating in Hong Kong, with a total of 1,445 guest rooms. Newton Place Hotel in Kwun Tong has reported steady business growth since it commenced operations in July 2007, whereas the Group's other three Newton Hotels, namely Newton Hotel Hong Kong, Newton Hotel Kowloon and Newton Inn, maintained a stable occupancy of around 80% with impressive rises in room rates during the year.

Construction and Property Management

The Group is committed to delivering quality throughout the construction process with vertical integration spanning planning, design, material sourcing, construction and property management, all in-house.

The Group's reputation as a quality property developer was reinforced when Four Seasons Hotel and Four Seasons Place won the Quality Building Awards 2008. The Union Hospital Extension, a project under the Group's project management, was also awarded with a Certificate of Merit in the same Awards. The Awards are presented biannually by a panel of judges drawn from nine professional industry organizations, giving the honours unrivalled credibility and prestige.

The Group's talented workforce is the driving force behind such remarkable successes. In order to ensure their safety on the construction sites and achieve the goal of raising quality ever higher, training and seminars are regularly provided, whilst advanced devices and technology (such as a self-developed construction information system to monitor operational efficiency and cost effectiveness) are also being constantly introduced. During the year, numerous accolades were received in recognition of the unwavering commitment of the Group's construction arm to site safety. These included "Proactive Safety Contractor Award 2007" and "Safety Achievement Award 2007". The General Manager of Construction Department of the Company was appointed Chairman of the Construction Industry Council Training Academy, sharing the Group's experience in construction training and setting the standard for craft accreditation in the industry.

Comprehensive after-sale property management service is as important as building quality. The Group's member property management companies, Hang Yick Properties Management Limited and Well Born Real Estate Management Limited, currently manage 184 property developments throughout Hong Kong, comprising a total of over 70,000 residential, commercial and industrial units and shops, and more than 17,000 car parking spaces.

These two property management companies received 219 performance-related accolades this year including the Q-Mark Service Scheme certification and a "Customer Relationship Excellence award" for the Group's Customer Satisfaction Quality System. Being each individually named as a "Caring Company" consecutively for six years, the two companies again demonstrated their serious commitment to community services and their staff once again won the "the Highest Voluntary Service Hours Award". All these honours have resulted in a brand name that local families associate with quality and hence, the two companies received "Certificate Award for the Best Brand Enterprise" from the Hong Kong Productivity Council. Well Born also became the first property management company to be awarded "Hong Kong Top Service Brand" by the Hong Kong Brand Development Council.

The Group's strong brand name and reputable property management services were also recognized in mainland China. Hengbao Garden, a residential development in Guangzhou under the Group's management, was recently named as the "Housing Community Showcase in Guangdong Province 2007", in addition to its honour as the "Housing Community Showcase in Guangzhou 2005". Following the success of Hengbao Garden, the Group will further extend its experience in providing quality property management services to other customers in mainland China.

Business Review - Mainland China and Macau

Underpinned by solid economic fundamentals, increasing infrastructure investment, upbeat consumption sentiment as well as the general increase in corporate earnings, mainland China reported successive GDP growth, leading to a greater demand for quality housing units in a quest for better living conditions.

The real estate market in mainland China, however, experienced a dramatic change during the past year. In the second half of 2007, transacted prices in many cities had been repeatedly bid up to all time highs as a result of fierce competition at land auctions. The subsequent upsurge in housing prices, which were beyond the affordability of the general public, resulted in an overheated property market. With the implementation of a series of new macroeconomic controls and tightened credit policy in late 2007, as well as the substantial adjustment in the mainland equity markets since early 2008, less financing sources became available. Sentiment became cautious at land auctions and incidents of calling off were recorded. For those land lots which were successfully sold, transactions were mostly recorded at the reserve price.

As disclosed in the previous annual report, the Group had a development land bank in mainland China with an attributable developable gross floor area of approximately 101.5 million square feet at the end of August 2007, whereas another 50 million square feet of developable floor area was under negotiation. In light of the dramatic change which took place in the mainland property market during the year, further land acquisitions by the Group have been slowed down to enable revised terms to be negotiated. At the end of June 2008, the Group had a land bank in mainland China of approximately 115.7 million square feet in developable gross floor area, of which around 78% was earmarked for residential development for sale, 9% for commercial space, 11% for office space and 2% for clubhouse and other communal use. The balance of the total land cost payable for such development land bank amounted to RMB1,379 million.

Despite the reduced turnover in mainland China's property sales and price competition in the first half of this year, market demand for quality housing units in the mid to high end segment is expected to be strong as they provide a hedge in the current inflationary and negative interest rate environment. Additionally, most of the Group's residential projects in the second-tier cities are located in the high-growth and populous provincial capitals, municipalities and provinces such as Jiangsu, where there is strong purchasing power. Coupled with the low land cost of the projects, their prime locations, quality design and finish, as well as the provision of comprehensive facilities, this will ensure handsome profit for the Group's property development business in the mainland.

As previously reported, the Group adopts a two-pronged strategy in its business development in mainland China. In the prime cities, the Group targets those prime sites with heavy pedestrian flow and easy access for development into large-scale complexes of exceptional design and quality. In the second-tier cities, which are mostly provincial capitals or municipalities with a preponderance of middle class residents, the Group focuses on large-scale developments so as to achieve an efficient use of land as well as long-term appreciation in property value. In line with this strategy, the Group has identified and purchased the following development sites:

In July 2007, a commercial land parcel of about 1,200,000 square feet in Xiangcheng District of Suzhou, Jiangsu Province, was bought for RMB669 million, whilst its adjacent commercial land lots totalling 400,000 square feet in site area were also added to the Group's land bank in December 2007 at a consideration of RMB153 million. With an aggregate gross floor area of over 10,000,000 square feet, these two recently acquired sites will be jointly developed with their neighbouring 3,200,000-square-foot residential land lot, which the Group acquired in the previous financial year, into a large-scale self-contained community with a planned gross floor area of about 6,800,000 square feet. The project enjoys excellent accessibility as it is situated along the city's main thoroughfare of Renmin Road North Extension, which upon its due completion by the end of 2008 will emerge as another new town centre. The City's planned subway line also runs along Renmin Road and is expected to be operational by 2012. The whole project calls for a contemporary water-themed planning design and Aedas Limited has been appointed as the design architect for its residential development, which is scheduled to be completed in four phases from the second quarter of 2010 onwards. The construction for its Phase 1 residential development will commence by the fourth quarter of 2008, providing a total gross floor area of about 650,000 square feet for 540 families; pre-sale is targeted to be launched in June 2009.

In Yixing, another city in Jiangsu Province, a land lot of about 400,000 square feet was acquired in July 2007 at RMB158 million. Its serene location in an island of busy town centre has created both a convenient and relaxing living ambience. The site foundation work will commence in November 2008. With its single-phased completion by August 2010, there will be townhouses, mid and high-rise apartments and a residents clubhouse, all providing a total gross floor area of about 700,000 square feet. This project is planned to make its first foray into the market in mid-2009.

A project located at Lot No. 155 Huangpu District in Shanghai, abutting Nanjing Road East, with an approved gross floor area of approximately 730,000 square feet was acquired by the Group in August 2007 at HK$1,357 million. Located right at the famous walking street in close proximity to the Bund, this prime site will be developed into a Grade A office building and shopping arcade with a 17-storey tower over five levels of podium, with its façade designed by the world-renowned Tange Associates. Its four-level basement, with an additional gross floor area of about 300,000 square feet, will house an interchange for two major subway lines, as well as some car parking spaces and commercial areas. It is due for completion in late 2009, in time to capture the opportunities offered by World Expo 2010. An international property consultant has been appointed for its pre-leasing work.

In August 2007, a parcel of land of about 3,730,000 square feet on the northern banks of Pu River in the Shenyang New District Development was also purchased for about RMB525 million. Together with the land lot at the other side of the river with the total site area of about 4,100,000 square feet acquired earlier, a large-scale residential and commercial community will be developed. Upon completion, it will have a total gross floor area of about 15,500,000 square feet comprising town houses, low rise apartments and residential towers. Planning of the development is underway.

In September 2007, the Group acquired another piece of land of about 5,600,000 square feet in Yixing at about RMB1,016 million. Benefiting from the city's strategy to develop the eastern suburb, this land parcel in Donggui New District is fronting and embracing the fascinating scenic beauty of the Donggui Lake and is earmarked for a comprehensive community with a total gross floor area of about 9,000,000 square feet comprising of luxury residences with low and high rise apartments. This will be a multi-phased development and construction work for the first phase of this project, comprising 800,000 square feet of residences, will commence by early 2009. Pre-sale is expected to be launched in August 2009 with scheduled completion in the second quarter of 2010.

In September 2007, the Group also won the bid for a land parcel of about 190,000 square feet in the downtown area of Shenyang Finance and Trade Development Zone at a consideration of about RMB282 million. This, together with the adjacent land lot with a site area of about 310,000 square feet acquired in April 2007 at about RMB334 million, will be jointly developed into Shenyang International Finance Centre. The groundbreaking ceremony in May 2008 was used as an opportunity to unveil the iconic and experiential architectural concept for this ancient capital of Liaoning Province. The whole project, located near the subway station in the proximity of the railway terminus, will comprise three mega towers for offices, serviced apartments and a hotel resting on a five-level retail podium, providing a total gross floor area of about 5,700,000 square feet. Pei Partnership Architects, a firm closely associated with the world-renowned architect, I.M. Pei, was appointed as the design architects for the 89-storey office tower, which will be the tallest building in northeast China upon completion in 2012. Aedas Limited, the world's fourth largest architectural practice, is tasked with designing the master plan for the rest of the development.

In October 2007, the Group made a successful bid for a land lot of about 500,000 square feet in Qixia District of Nanjing, the capital city of Jiangsu Province, at a consideration of RMB558 million. Located in the downtown area within walking distance from the Maigaoqiao subway station, this prime site is earmarked for a luxurious residential development with a total gross floor area of about 900,000 square feet. It will be complemented by commercial area and community conveniences such as healthcare, cultural facilities and a sports centre. Following the commissioning of its nearby road network, construction will commence by the third quarter of 2009 and part of its Phase 1 development is planned for completion by the second quarter of 2011.

The Group, through a 55%-owned joint venture, also acquired in October 2007 a land lot of about 3,900,000 square feet in the Gaoling area in Kaifu District of Changsha at about RMB350 million. In Changsha, the capital city of Hunan Province, Kaifu District has benefited from the city's development strategy to push northward. Its Gaoling area boasts superb air-sea-land transportation links including the Beijing-Guangzhou railway line, Changsha international airport and deepwater terminal. Planning of the development is now underway.

In June 2008, the Group acquired the second piece of land in Nanjing at a public auction at a reserve price of RMB600 million. Located at the north-eastern part of the city, the land parcel in Xianlin New District boasts a site area of about 1,600,000 square feet and offers gross floor area of 1,700,000 square feet. Planning is underway to develop the site into a high-end residential project, complemented by facilities such as a nursery, amenities and a community centre. With the relocation of colleges and universities into the district and the completion of Xianlin subway station in the near future, this well-known university town's community facilities and transportation network will be further enhanced. Construction for its first phase of development will commence by the second quarter of 2009 and the whole project will be completed by the fourth quarter of 2011.

Shortly after the end of the financial year, the Group entered into a joint venture agreement with Sun Hung Kai Properties and Wharf on a 30:40:30 ownership basis to jointly develop a composite development site of approximately 1,860,000 square feet in Dongda Avenue in Chengdu, the capital city of Sichuan Province. Superbly located in Jinjiang District with easy accessibility from two subway lines, which are either under construction or under planning, the Dongda Avenue development is planned to provide an office tower of over 280 metres rivalling the prestigious International Financial Centre in Hong Kong, a five-star hotel, a high-end shopping centre offering international retailers, serviced suites and residential apartments. There is an adjoining site of approximately 350,000 square feet which will be sold to the project company at the same unit price at a later stage; this piece of land will therefore be included in the overall planning of the development. Upon completion, a total gross floor area of over 13,000,000 square feet will be provided.

In addition to the acquisitions of the above land lots, the Group has also made satisfactory progress in the following development projects during the year.

World Financial Centre, an international Grade-A office complex in the Chao Yang Central Business District of Beijing with the world-renowned Cesar Pelli as its design architect, is expected to be completed in the fourth quarter of 2008. Pre-leasing has commenced and it has already secured the commitment of a renowned multinational corporation, while negotiations with a host of top-notch international financial services groups and professional firms are near the final stage.

In Shanghai, both development projects at 130-2 Tianmu Road West and 147 Tianmu Road West progressed well with targeted completions in mid-2009 and early 2011 respectively. In aggregate they will provide approximately 700,000 square feet of prime office space and 100,000 square feet of retail area in the busy Zhabei District. Meanwhile, the project at Lot 688 Nanjing Road West whose quartz-like façade is designed by the world-renowned Tange Associates, comprises a 22-storey office tower plus a 2-level retail podium. Foundation work has commenced and it will provide an aggregate gross floor area of approximately 700,000 square feet upon completion in 2011. It will be held for rental purposes and many famous multinational corporations have expressed their interest by submitting offers to lease. Pre-leasing work is being planned.

In Xingsha Town of Changsha, the Champion Arch is planned to have extensive water features and greenery, making it a desirable residential community. There will be approximately 7,800,000 square feet of deluxe apartments, community facilities and amenities to be built in three phases, providing homes for over 4,000 families. Construction of the first batch of residential units with a total residential gross floor area of about 1,300,000 square feet, together with commercial area, clubhouse and kindergarten, will commence works in September 2008 with scheduled completion in late 2009.

Superbly located in the city centre close to the Kaifu District Government Offices, the Group's other site in Changsha is planned for residential development with a total gross floor area of about 2,480,000 square feet.

In Xuzhou of Jiangsu Province, Xuzhou Lakeview Development is located within the new administration centre of the city and construction work has already begun following the relocation of all major municipal government departments into this district in late 2007. Fronting and embracing the scenic views of Dalong Lake, the development plan calls for a water-themed design for this residential community project and it will be completed in four phases with an aggregate gross floor area of about 5,300,000 square feet. Pre-sale of Phase 1 development of 342 residences with a total gross floor area of about 480,000 square feet is planned to be launched in May 2009. Phase 1 is slated for completion in the second quarter of 2010.

La Botanica, the largest development ever approved by the Xian City Government of Shannxi Province, is a 50/50 joint venture formed by the Group and Temasek Holdings (Private) Limited of Singapore. Located within the scenic Chan Ba Ecological District with easy access to the city centre via the Third Ring Road East and by subway - which are both under construction, this riverside community project will have a total gross floor area of over 33,000,000 square feet upon completion in late 2016, of which 90% is designated for residential use providing homes to 30,000 families. Foundation works for part of its Phase 1 development commenced in July 2008 and upon completion in 2010, it will provide a total gross floor area of approximately 1,200,000 square feet for about 1,000 households. Pre-sale for this phase of residences is scheduled for October 2008.

The Group's other residential project in Xian is located on the main artery of Second Ring Road East (also known as Jin Hua North Road) in close proximity to the planned subway system. A grouping of 16 to 33 storey apartment towers will be built around its spacious greenery and residents clubhouse, allowing unhindered views to 3,000 households. Together with the street-level shops along the Second Ring Road East, the entire project will have a total gross floor area of 4,200,000 square feet upon the single-phased completion by late 2010. Construction will commence soon and pre-sale will begin in the first half of 2009.

In Chongqing, one of the four provincial-level municipalities in mainland China, a prime site on the banks of Yangtze River in Nan'an District is designated for luxurious residential development, supported by a shopping centre, kindergarten and clubhouse facilities together with a scenic park nearby. To echo the government's call for improving cityscapes under the new "Two-River and Four-Shore" policy, the development plan for this riverside project has been revised and it will be completed in three phases, providing a total gross floor area of about 3,750,000 square feet. Site works in respect of Phase 1 development will commence in the second quarter of 2009 with scheduled completion in the fourth quarter of 2010. Part of Phase 1 with a total gross floor area of 800,000 square feet for 430 households will initially be launched for pre-sale.

The project in Erlang Phoenix Area, the Group's other comprehensive community development in Chongqing, is located on a site next to the Chengdu-Chongqing Expressway with scenic attractions such as Caiyun Lake and Taohua Brook in the proximity. In order to allow efficient use of land resources, the development plan has been revised and this comprehensive community, comprising residential apartments, clubhouse, a kindergarten and shopping facilities, will be built in three phases providing an aggregate gross floor area of about 2,800,000 square feet. Construction for its Phase 1 development will commence by the fourth quarter of 2008 with scheduled completion by the first quarter of 2010. Out of Phase 1, units providing homes for 155 families with a total gross floor area of about 280,000 square feet with first be offered for pre-sale.

To sum up, the annual square footage of developable floor area to be completed by the Group in mainland China is expected to be approximately 2.1 million square feet, 4.8 million square feet and 14.2 million square feet for the three years ending 30 June 2009, 30 June 2010 and 30 June 2011 respectively. For the year ending 30 June 2009, World Financial Centre in Beijing with a developable gross floor area of 2.1 million square feet will be completed. For the year ending 30 June 2010, two prime office developments in Shanghai will account for a total developable gross floor area of approximately 1.1 million square feet, whilst the remaining 3.7 million square feet will be residential premises. For the projects to be completed in the year ending 30 June 2011, the remaining two prime office developments in Shanghai will make up 8% of the annual completion, whilst the residential premises will account for the remaining 92%.

During the year, property sales in mainland China attributable to the Group amounted to HK$1,271 million, mainly from Hengli Bayview in Guangzhou which was completed in February 2008 with about 11% out of its 2,090 units remaining available for sale by the year end. Meanwhile, the Group increased its stake in some of the completed investment properties in August 2007, expanding the portfolio to 3.1 million square feet. The leasing performance of these investment properties remained satisfactory and the Group's attributable gross rental income grew by 33% to HK$270 million for the year. Along with a new look for the atrium in the shopping mall, Beijing Henderson Centre was repositioned with a new tenant mix which includes a zone specially dedicated to trendsetting sportswear retailers, in addition to a full range of food and beverage outlets. Grand Gateway Tower II in Shanghai was over 98% let by the year end, with close to 30% rental increase on lease renewal and new lettings. Shanghai Skycity commanded over 100% rise in rental for a new letting to an anchor tenant occupying almost the entire shopping arcade, whereas Hengbao Plaza in Guangzhou also recorded a 57% growth for its monthly rental income in June 2008 compared with June 2007.

Joint-Venture Development in Macau

In April 2005, the Group entered into an agreement to jointly develop a waterfront site with a land area of approximately 1.45 million square feet in Taipa, Macau. The project is still under application for land-use conversion with the total gross floor area to be finalized.

Acquisition of Henderson Investment Limited's Entire Interest in The Hong Kong and China Gas Company Limited

During the year, the Company acquired Henderson Investment Group's entire interests in 2,366,934,097 shares of The Hong Kong and China Gas Company Limited, representing approximately 39.06% of its total issued share capital, so as to streamline the Group's corporate structure. Following completion of the transaction, approximately 39.06% effective interest of Hong Kong and China Gas is held directly by the Company and Henderson Investment remains as a listed company focusing on the infrastructure business in mainland China.

Henderson Investment Limited
(67.94%-owned by the Company)

For the year ended 30 June 2008, the profit of this group attributable to equity shareholders amounted to HK$35,390 million, representing an increase of HK$29,999 million over the previous year.

Excluding the profit for the year from discontinued operations of HK$35,265 million (following the disposal of its entire interest in 2,366,934,097 shares of Hong Kong and China Gas to the Company), the profit attributable to equity shareholders of this company for the year ended 30 June 2008 from continuing operations, which comprised mainly the infrastructure business in mainland China, amounted to HK$125 million, representing a decrease of HK$97 million or 44% from the previous year. This was mainly attributable to a reduction in bank interest income during the year following its cash distributions to shareholders of approximately HK$15,237 million (or HK$5 per share) in June 2007, approximately HK$3,139 million (or HK$1.03 per share) in December 2007 and approximately HK$3,687 million (or HK$1.21 per share) in January 2008, despite a higher profit contribution from its infrastructure business.

This group's infrastructure business comprises interests in Hangzhou Qianjiang Third Bridge and Maanshan City Ring Road, which are both held through China Investment Group Limited except for certain shareholdings in the toll bridge which the Henderson Investment Group holds directly. In September 2007, the Henderson Investment Group acquired the remaining 35.94% interest in China Investment Group Limited for a cash consideration of approximately HK$145 million, making it a wholly-owned subsidiary. The Henderson Investment Group's effective interests in Hangzhou Qianjiang Third Bridge and Maanshan City Ring Road have thus increased to 60% and 49% respectively.

During the year, toll revenue for Hangzhou Qianjiang Third Bridge rose by 57% to HK$216 million reflecting the increased traffic volumes following the completion of major repair and maintenance work in October 2006, whilst toll revenue for Maanshan City Ring Road also grew by 10% to HK$56 million.

As announced by Henderson Investment on 27 August 2008, it is currently negotiating with the joint venture partner of Hangzhou Henderson Qianjiang Third Bridge Company Limited (the "Third Bridge JV") to sell the Company's entire 60% equity interest in the Third Bridge JV to the joint venture partner, although no agreement has been entered into; and, subject to the entering into of an agreement for the disposal of the interest in the Third Bridge JV, it is considering the acquisition of new assets.

Associated Companies

The Hong Kong and China Gas Company Limited (39.06%-owned by the Company)

The unaudited profit after taxation attributable to shareholders of Hong Kong and China Gas for the six months ended 30 June 2008 amounted to HK$2,524.3 million, a decrease of HK$2,945.6 million compared with the same period last year. During the first half of 2007, non-recurrent gain amounted to HK$3,506.1 million due to a one-off gain resulting from the acquisition of shares in Panva Gas Holdings Limited ("Panva Gas") by way of asset injection, profit from the sale of properties and a revaluation surplus from the IFC complex. In comparison, during the first half of 2008, non-recurrent gain arising from the sale of properties and a revaluation surplus from the IFC complex amounted to only HK$496.7 million.

(I) Gas business in Hong Kong

Total volume of gas sales in Hong Kong for the first half of 2008 increased by 2.0% compared with the same period last year, mainly resulting from an increase in residential gas sales. As at 30 June 2008, the number of customers was 1,655,774, an increase of 24,472 since the end of June 2007 which represented over 90% of the market share of customers living in new flats in Hong Kong. Total appliance sales also grew by 5.9% over the same period last year.

As at 30 June 2008, the total net fixed asset value relating to its Hong Kong gas business, which included gas production plants, network system, buildings and land, were revalued at HK$33 billion by American Appraisal China Limited.

(II) Business development in mainland China

The acquisition of Panva Gas in March 2007 injected an additional 25 piped city-gas projects into Hong Kong and China Gas. Panva Gas was subsequently renamed as Towngas China Company Limited ("Towngas China, stock code: 1083) with its 45.63% interest, or approximately 893 million shares, currently held by Hong Kong and China Gas. During the first half of 2008, Towngas China's profit increased by 100% to HK$101 million with its credit ratings respectively upgraded by Standard and Poor's Rating Services ("Standard and Poor's") in August 2007 and by Moody's Investors Service ("Moody's") in April 2008. In 2008, Towngas China has set up a new piped city-gas joint venture in Huangshan city, Anhui province, increasing the number of Hong Kong and China Gas's piped city-gas projects to 67 in mainland cities spread across 14 provinces / municipalities.

The midstream natural gas projects, which include high-pressure natural gas pipeline joint ventures in Anhui province, Hebei province and Hangzhou, Zhejiang province, and a joint venture that invests in the construction of natural gas pipelines and the exploitation of gas fields in Jilin province, are making good progress and underpin the downstream joint venture projects.

Hong Kong and China Gas operates water supply projects in Wujiang, Jiangsu province and in Wuhu, Anhui province, and manages an integrated water supply and wastewater joint venture in Suzhou Industrial Park, Jiangsu province. Including the piped city-gas projects of Towngas China, Hong Kong and China Gas currently has a total of 80 projects spread across 17 provinces / municipalities / autonomous regions, encompassing upstream, midstream and downstream natural gas sectors, the water supply and wastewater treatment sector and ECO's emerging energy projects.

(III) Environmentally-friendly energy businesses of ECO

Since January 2008, Hong Kong and China Gas has formally taken ECO as an investment vehicle to develop clean and emerging energy projects. Revenue from ECO's dedicated liquefied petroleum gas ("LPG") filling stations increased during the first half of 2008 compared to the same period last year. ECO's North East New Territories ("NENT") landfill gas treatment facility was commissioned in early 2007 and is connected to Tai Po gas production plant via a 19 km pipeline. Treated landfill gas is now partially replacing naphtha as a fuel for town gas production.

In 2002, ECO signed a 40-year franchise agreement with the Hong Kong Airport Authority to design, construct and commission a permanent aviation fuel facility at Tuen Mun Area 38 for the supply of aviation fuel to Hong Kong International Airport. The facility, which will become a major logistics base for supply of aviation fuel in Hong Kong upon commissioning in late 2009, will consist of a large-scale tank farm for storage of aviation fuel served by tanker jetties. ECO has recently concluded an agreement with the Hong Kong Airport Authority to develop a second phase facility comprising another bunded area for additional tank storage capacity so as to cope with increasing demand from the air transport industry; commissioning is expected by the end of 2010.

On the mainland, Hong Kong and China Gas's first coalbed methane gas liquefaction facility is now under construction in Shanxi province. Phase one is expected to be commissioned within this year. Construction of phase two is projected to commence during the fourth quarter of this year; commissioning is anticipated by the end of 2009. ECO is also making plans to run a coal-based chemical project in Erdos, Inner Mongolia. In Shanxi province, ECO is conducting an in-depth study regarding development of a methanol production project using coke gas as feedstock. In Fengcheng, Jiangxi province, ECO has signed an agreement to invest in a coal mining project and is studying the feasibility of participating in a coal mine coking plant. In addition, ECO is now managing an experimental energy-saving and emission-minimising project in Shaanxi province involving the construction and operation of compressed natural gas filling stations for heavy duty trucks, which are expected to be commissioned by the end of September 2008.

In mid 2008, ECO successfully negotiated the first overseas oil and gas resource project by entering into an agreement with Madagascar Energy International Limited ("MEIL"), a wholly-owned subsidiary of Sino Union Petroleum & Chemical International Limited ("SUNPEC"), to jointly invest and manage the exploration, exploitation and operation of Madagascar Oilfield Block 3113 in Africa. Prior to this, a similar agreement had been signed between MEIL and Shaanxi Yanchang Petroleum (Group) Limited ("Yanchang Petroleum"), the fourth largest petroleum enterprise on the mainland, relating to this project. A new tri-party agreement later confirmed that Yanchang Petroleum, MEIL and ECO would invest 40%, 31% and 29% respectively in this project.

(IV) Property developments

By the end of June 2008, about 95.6% of the total residential floor area of the Grand Waterfront property development project at the former Ma Tau Kok south plant site had been sold with its commercial area of approximately 150,000 square feet commenced leasing in the second half of 2007. For the Grand Promenade property development project at Sai Wan Ho, about 96% of its total residential floor area had been sold by the end of June 2008. Hong Kong and China Gas also has an approximately 15.8% interest in the IFC complex with the overall business remaining very successful.

Inaugural offering of US$1 billion guaranteed notes

In August 2008, HKCG (Finance) Limited, a wholly-owned subsidiary of Hong Kong and China Gas, issued and sold US$1 billion (HK$7.8 billion) Reg S/Rule 144A Guaranteed Notes (the "Notes"). Listed on The Stock Exchange of Hong Kong Limited on 8 August 2008 (stock code: 4303), the Notes are guaranteed by Hong Kong and China Gas and were issued at a fixed coupon rate of 6.25% per annum at an issue price of 99.319% with a maturity of 10 years. The transaction is the largest investment grade corporate debt issue to-date from Asia in 2008 and a credit rating of A1 (stable) was assigned to the Notes by international rating agency Moody's and A+ (stable) by Standard and Poor's. The net proceeds will be applied towards refinancing part of the existing indebtedness of the Hong Kong and China Gas Group, funding its capital expenditure or for general corporate purposes.

Hong Kong Ferry (Holdings) Company Limited
(31.36%-owned by the Company)

The unaudited consolidated net loss after taxation of Hong Kong Ferry for the six months ended 30 June 2008 amounted to HK$62.2 million which arose mainly from its investment in equity-linked notes ("ELN").

In compliance with the current accounting standards, Hong Kong Ferry's investments including ELN are required to be marked-to-market for ascertaining the profit and loss for each reporting period, irrespective of upward or downward movements. As at the last financial year ended 31 December 2007, its ELN investment recorded a gain of approximately HK$310 million under a robust stock market, comprising approximately HK$104 million of realised gain and HK$206 million of marked-to-market unrealised gain. Due to the downturn of the stock market in 2008, the ELN depreciated in value and recorded a marked-to-market loss of HK$223 million for the period under review. Up to 30 June 2008, the realised and unrealised gain of Hong Kong Ferry's investment in ELN, including currency exchange gain was, however, still higher than its cost, showing a net cumulative gain of HK$110 million. Hong Kong Ferry will continue to hold the portfolio as an investment.

During the period under review, Hong Kong Ferry recorded a profit of HK$46.7 million from the sale of the remaining six residential units of Metro Harbour View and the remaining twelve residential units of MetroRegalia. On the property investment front, rental income from Metro Harbour Plaza increased by 8% to HK$16.7 million with the occupancy rate at approximately 96% at the end of June 2008. Rental income from the shopping mall of MetroRegalia amounted to HK$0.6 million with the occupancy rate at 96%.

Despite increase in turnover for the Ferry, Shipyard and Related Operations comprising the harbour cruise, vehicular ferry and shipyard operations, a loss of HK$1.6 million was recorded due to the increase in fuel oil price. For the Travel and Hotel Operations, the turnover decreased by 5% with a deficit of HK$2.2 million as a result of the closure of the Old Wing in Silvermine Beach Hotel for renovation.

The superstructure of the Shining Heights at 83 Sycamore Street (formerly known as 222 Tai Kok Tsui Road) has been completed. This residential-cum-commercial project, which is regarded as one of the landmarks of West Kowloon with a total gross floor area of approximately 320,000 square feet comprising approximately 270,000 square feet of residential space and approximately 50,000 square feet of non-residential space, will be offered for sale by the end of this year. Good progress has been made in the construction of No. 6 Cho Yuen Street in Yau Tong. The total gross floor area of the project is approximately 165,000 square feet, comprising approximately 140,000 square feet for residential use and approximately 25,000 square feet for non-residential use. The project is scheduled to be completed in mid-2009.

Miramar Hotel and Investment Company, Limited
(44.21%-owned by the Company)

For the year ended 31 March 2008, Miramar's turnover was approximately HK$1,588 million. Profit attributable to shareholders amounted to approximately HK$783 million, representing an increase of 14%. Profit before tax from its core businesses, after excluding the net increase in the fair value of its investment properties and contributions from its US land sales project, was HK$420 million (HK$404 million for the previous year).

Hotel Miramar on Nathan Road in Kowloon is currently undergoing a major renovation programme and the makeover, which began last year involving closure of its Grand Ballroom and the lobby Café, significantly reduced the hotel's capacity during the year under review. Miramar also operates seven other hotels and serviced apartments in Hong Kong and mainland China and, during the year, they performed steadily with strong occupancy rates. Performance for this business segment as a whole fell below that of last year but it remained a significant contributor accounting for 25% of its total profits for the year.

For the property business, Miramar in the year under review was able to increase rents and enhance the quality of its tenant mix to reflect the improved facilities and environment resulting from the renovations made to its shopping mall during the past few years. The land sales project in Placer County, California, however, remained inactive with no transaction recorded for its 80 acres of residential land and 70 acres of commercial land. It intends to keep this land sales project on hold until the US property market stabilises. The property business as a whole contributed around 74% of its total profits.

Its food and beverage performance has remained stable, whilst revenue from its travel business increased by around 36% with a turnaround resulting primarily from its successful efforts to expand the mass-market tour business.

In the coming year, it will continue with the planned initiatives to revamp the façade of Hotel Miramar, recently renamed "The Mira" and its guest rooms by phases. These initiatives, which began in April 2008, are expected to be completed by early 2009. Together with the ongoing renovation of its adjacent Miramar Shopping Centre and Office Tower, as well as the planned direct connection with the Tsim Sha Tsui MTR station, the profile of these properties will be boosted significantly. With the positive synergies being created amongst its range of related businesses, Miramar expects all its businesses to continue to thrive, and is set to build a highly recognisable hospitality brand identity that will project a sense of unique corporate style and quality.

Corporate Finance

The Group has always adhered to sound and prudent financial management principles. At the end of the year, the Group maintained a gearing ratio of net bank and other borrowings to shareholders' funds of 16.5%. The Group does not make use of any derivative instruments for speculative purposes. In respect of the Group's operations in mainland China, apart from its capital contributions and, in some cases, loan contributions to projects which are denominated in Renminbi and are not hedged, the Group endeavours to establish a natural hedge by maintaining an appropriate level of external borrowings in Renminbi. Apart from this, the Group does not have any material foreign exchange exposure.

To diversify the source of its funding, the Group made an approach to the debt private placement markets in the United States and Europe which resulted in the successful conclusion of a debut note issuance transaction in July 2007 for a total transaction size equivalent to US$425 million, with tranches carrying maturities of 7 years to 15 years. Pricing for this transaction, which carries a weighted-average maturity of just over ten years, was benchmarked against the interest rate levels prevailing for comparable public bonds issued by Hong Kong top credit-rated companies. The transaction has contributed to lengthening the debt maturity profile of the Group. Except for these notes totalling US$425 million (equivalent to approximately HK$3,312 million) which bear fixed interest rates, the Group's borrowings bear floating interest rates.

Prospects

The fallout from the US sub-prime issue, turbulence on global financial markets and the resulting credit tightening, slow-down in the global economies and increasing inflationary pressure all threaten to pose a drag on the economic growth in Hong Kong. After experiencing a price rally in the run-up from the fourth quarter of 2007 to early 2008, the local property market has shown a moderate consolidation. However, the prevailing low mortgage rate, reasonable affordability and the low completion volumes for private residential units in the coming few years should lend support to the local residential property market.

With the property fundamentals largely intact, the Group plans to launch the sale of a number of residential projects including The Beverly Hills (Phase 3), 11, 12, 12A, 12B Headland Road, Cité 33, 39 Conduit Road, as well as the projects in Tong Yan San Tsuen, Sha Tin Town Lot 539 and Fanling Sheung Shui Town Lot 231. Non-residential projects including Win Plaza and 52 Hung To Road, following the successful sale of Midas Plaza in the same district of Kowloon East, will also be marketed. They are expected to generate considerable revenue to the Group.

The local property leasing market is expected to perform steadily in the year ahead. The recent announcement by a multinational retail giant to set up its regional headquarters in Hong Kong is testimony to the territory as the preferred venue from which leading global companies manage their businesses in mainland China and elsewhere in Asia. International Finance Centre, which attracts plenty of interest due to its prime Central location, is expected to continue to achieve the current buoyant market rent for new lettings and lease renewals. Kwun Tong 223, a landmark development in a new commercial hub providing over 1.0 million square feet of Grade-A office space, was also completed in time to meet the demand for quality space. With the expanded office portfolio, coupled with the Group's shopping malls which are mostly located close to MTR stations in new towns, rental income in Hong Kong is set to increase further.

In mainland China, the existing rental properties such as Grand Gateway Office Tower II in Shanghai and Hengbao Plaza in Guangzhou are also expected to report positive rental reversion, whilst World Financial Centre, an international Grade-A office complex in the Chao Yang Central Business District of Beijing, is scheduled for completion in the fourth quarter of 2008 with commitments secured with several tenants. Rentals from these top grade office and prime commercial properties, which largely increase in line with economic growth, will give an added boost to the Group's recurring income base in mainland China.

In order to curb speculation in the mainland and stabilise housing prices, the Central Government announced a new series of macroeconomic policies in late 2007. The Group welcomes these developments as being conducive to long-term sustainable growth for the mainland property market. Meanwhile, due to a much moderate rise in property price in the past, second-tier cities are so far found relatively less affected by the austerity policies. For second-tier cities that are located in the high-growth and populous provincial capitals and municipalities with strong purchasing power, demand for quality housing units is still intact, particularly given the trend of growing urbanization. The Group's residential property development projects are all located in these second-tier cities. The Group will continue to push ahead with the development plans for these projects. At the same time, the Group will seek to capitalize on buying opportunities in the land market as may be presented by market consolidation.

During the year, the Group's corporate structure was further streamlined following the completion of the group reorganization. In addition to the rising recurrent income from the expanding rental portfolio in both Hong Kong and mainland China, the direct contributions from our listed associate, Hong Kong and China Gas, will serve as another pillar to support and complement the Group's property development business. Such diversified businesses with a well-established presence in both Hong Kong and mainland China will enable the Group to face the future with confidence. In the absence of unforeseen circumstances, the Group's performance in the coming financial year will be satisfactory.

Appreciation

I would like to take this opportunity to express my gratitude to my fellow directors for their guidance, and to thank all our staff for their dedication and hard work.

Lee Shau Kee
Chairman

Hong Kong, 18 September 2008

BUSINESS RESULTS

CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED 30 JUNE 2008

	Note	*2008* HK$ million	*2007* HK$ million
Turnover	2	**13,492**	8,356
Direct costs		**(7,345)**	(3,647)
		6,147	4,709
Other revenue	3	**326**	349
Other net income	3	**297**	25
Other operating (expenses)/income, net	4	**(197)**	145
Selling and marketing expenses		**(886)**	(726)
Administrative expenses		**(1,249)**	(1,015)
Profit from operations before changes in fair value of investment properties		**4,438**	3,487
Increase in fair value of investment properties		**6,706**	1,982
Profit from operations after changes in fair value of investment properties		**11,144**	5,469
Finance costs	5(a)	**(576)**	(508)
		10,568	4,961
Share of profits less losses of associates		**3,224**	4,058
Share of profits less losses of jointly controlled entities		**3,938**	3,653
Profit before taxation	5	**17,730**	12,672
Income tax	6	**(1,410)**	(698)
Profit for the year		**16,320**	11,974
Attributable to:			
Equity shareholders of the Company		**15,472**	9,818
Minority interests		**848**	2,156
Profit for the year		**16,320**	11,974

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Note	*2008* **HK$ million**	*2007* HK$ million
Dividends payable to equity shareholders of the Company attributable to the year:	7		
Interim dividend declared during the year		**859**	777
Final dividend proposed after the balance sheet date		**1,503**	1,360
		2,362	2,137
Earnings per share - basic and diluted	8(a)	**HK$7.54**	HK$5.19
Adjusted earnings per share	*8(b)*	***HK$2.78***	*HK$3.11*

CONSOLIDATED BALANCE SHEET

	Note	*2008* HK$ million	*2007* HK$ million
Non-current assets			
Fixed assets		**59,912**	52,831
Toll highway operation rights		**186**	179
Interests in leasehold land held for own use under operating leases		**1,006**	1,034
Interest in associates		**33,993**	20,536
Interest in jointly controlled entities		**13,891**	11,168
Derivative financial instruments		**268**	-
Other financial assets		**2,164**	2,090
Deferred tax assets		**129**	109
		111,549	87,947
Current assets			
Deposits for acquisition of properties		**4,840**	2,035
Inventories		**37,624**	29,383
Trade and other receivables	10	**5,072**	3,525
Cash held by stakeholders		**154**	67
Cash and cash equivalents		**15,675**	9,520
		63,365	44,530
Assets classified as held for sale		**-**	420
		63,365	44,950
Current liabilities			
Trade and other payables	11	**4,589**	4,397
Bank loans and overdrafts		**3,307**	3,007
Current taxation		**879**	737
		8,775	8,141
Liabilities associated with assets classified as held for sale		**-**	1
		8,775	8,142

CONSOLIDATED BALANCE SHEET

	Note	*2008* HK$ million	*2007* HK$ million
Net current assets		**54,590**	36,808
Total assets less current liabilities		**166,139**	124,755
Non-current liabilities			
Bank loans		**29,007**	15,263
Guaranteed notes		**3,312**	-
Amount due to a fellow subsidiary		**1,872**	2,447
Derivative financial instruments		**309**	-
Deferred tax liabilities		**7,441**	6,301
		41,941	24,011
NET ASSETS		**124,198**	100,744
CAPITAL AND RESERVES			
Share capital		**4,294**	3,886
Reserves		**116,926**	88,333
Total equity attributable to equity shareholders of the Company		**121,220**	92,219
Minority interests		**2,978**	8,525
TOTAL EQUITY		**124,198**	100,744

Notes:

1 Basis of preparation

The annual results set out in this announcement do not constitute the Group's statutory accounts for the year ended 30 June 2008 but are extracted from those accounts.

The statutory accounts have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards ("HKFRSs"), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKASs") and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. Those accounts also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The measurement basis used in the preparation of the accounts is the historical cost basis except that investment properties (included under "Fixed assets"), derivative financial instruments and financial instruments classified as available-for-sale securities (included under "Other financial assets") are stated at their fair value.

The HKICPA has issued a number of new and revised HKFRSs and Interpretations that are first effective or available for early adoption for the current accounting period of the Group.

There have been no significant changes to the accounting policies applied in those accounts for the years presented as a result of these developments. However, as a result of the adoption of HKFRS 7, *Financial instruments: Disclosures* and the amendment to HKAS 1, *Presentation of financial statements: Capital disclosures*, there have been some additional disclosures with no significant impact on the Group's operating results for the year and financial position as at 30 June 2008.

2 Turnover

Turnover of the Group represents proceeds from the sale of properties, rental income, income from construction, infrastructure business, hotel operation and management, and others mainly including income from provision of finance, department store operations and management, investment holding, project management, property management, agency services, provision of cleaning and security guard services.

The major items are analysed as follows:

	2008	*2007*
	HK$ million	HK$ million
Sale of properties (note)	**9,173**	4,658
Rental income	**2,625**	2,484
Construction	**317**	101
Infrastructure	**272**	189
Hotel operation	**186**	133
Others	**919**	791
	13,492	8,356

Note: Sale of properties in 2008 includes an amount of HK$920 million (2007: HK$1,013 million) relating to the Group's share of sales proceeds from its interest in a property project jointly developed by the Group and an associate.

3 Other revenue and other net income

	2008	*2007*
	HK$ million	HK$ million
Other revenue		
Bank interest income	**243**	269
Other interest income	**13**	19
Others	**70**	61
	326	349
Other net income		
Net foreign exchange gain	**227**	54
Net profit/(loss) on disposal of fixed assets	**71**	(12)
Gain/(loss) on sale of listed investments	**1**	(2)
Net fair value loss on derivative financial instruments	**(3)**	-
Fixed assets written off	**-**	(17)
Others	**1**	2
	297	25

4 Other operating (expenses)/income, net

	2008	*2007*
	HK$ million	HK$ million
Net gain on disposal of subsidiaries (note (i))	**150**	36
Excess of interest in fair values of the acquirees' identifiable assets over cost of business combination	**10**	352
Reversal of impairment loss/(impairment loss) for trade and other receivables		
- trade debtors	**63**	(81)
- others (note (ii))	**(266)**	-
Provision on inventories	**(27)**	(24)
Impairment loss on available-for-sale securities	**-**	(13)
Government rent (note (iii))	**-**	(84)
Others	**(127)**	(41)
	(197)	145

Notes:

(i) During the year, the Group sold certain subsidiaries which are engaged in property leasing and infrastructure business for an aggregate consideration of HK$470 million. This resulted in a net gain on disposal of HK$150 million.

(ii) The impairment loss for the year as referred to above includes an amount of HK$257 million which was written off against certain prepayment of development costs in relation to a property development project in mainland China which was terminated during the year.

(iii) Since 1997, the Group received rent demand notes from the Government of Hong Kong Special Administrative Region ("HKSAR") in respect of the Group's certain sites under development in prior years. The Group objected the demand for government rent payment and obtained a hold-over order on the government rent payment issued by the Rating and Valuation Department. In October 2006, the hold-over order was withdrawn and the Group paid government rent totalling HK$84 million in this regard.

5 Profit before taxation

Profit before taxation is arrived at after charging/(crediting):

		2008 **HK$ million**	*2007* HK$ million
(a)	Finance costs:		
	Bank interest	**807**	853
	Interest on loans repayable within five years	**82**	101
	Interest on loans repayable after five years	**166**	-
	Other borrowing costs	**41**	36
		1,096	990
	Less: Amount capitalised *	**(520)**	(482)
		576	508

* The borrowing costs have been capitalised at rates ranging from 1.82% to 6.37% (2007: 4.57% to 4.81%) per annum.

		2008 **HK$ million**	*2007* HK$ million
(b)	Staff costs:		
	Salaries, wages and other benefits	**1,307**	1,060
	Contributions to defined contribution retirement plans	**48**	41
		1,355	1,101

5 Profit before taxation (continued)

Profit before taxation is arrived at after charging/(crediting): (continued)

		2008	*2007*
		HK$ million	HK$ million
(c)	Other items:		
	Depreciation	**144**	100
	Less: Amount capitalised	**(2)**	(1)
		142	99
	Amortisation of land lease premium	**20**	6
	Amortisation of toll highway operation rights	**11**	10
	Cost of sales		
	- completed properties for sale (note (i))	**5,606**	2,309
	- trading stocks	**213**	138
	Auditors' remuneration	**20**	20
	Rentals receivable from investment properties net of direct outgoings of HK$714 million (2007: HK$722 million) (note (ii))	**(1,464)**	(1,341)
	Other rental income less direct outgoings	**(278)**	(251)
	Dividend income from investments		
	- listed	**(28)**	(14)
	- unlisted	**(16)**	(2)

Notes:

(i) The amounts in 2008 and 2007 include the cost of properties sold in connection with the property project jointly developed by the Group and the associate as disclosed in note 2.

(ii) Included contingent rental income of HK$141 million (2007: HK$118 million).

6 Income tax

Income tax in the consolidated profit and loss account represents:

	2008 HK$ million	*2007* HK$ million
Current tax - Provision for Hong Kong Profits Tax		
Provision for the year	**467**	305
Under-provision in respect of prior years	**3**	18
	470	323
Current tax - Provision for taxation outside Hong Kong		
Provision for the year	**171**	48
Under-provision in respect of prior years	**40**	9
	211	57
Current tax - Provision for Land Appreciation Tax		
Provision for the year	**50**	-
Deferred taxation		
Origination and reversal of temporary differences	**981**	354
Effect of change in tax rate	**(302)**	(36)
	679	318
	1,410	698

On 27 February 2008, the Financial Secretary of the Government of HKSAR announced a cut in the Profits Tax rate applicable to the Group's operations in Hong Kong from 17.5% to 16.5% with effect from the fiscal year 2008-09 and a one-off rebate of 75% of tax payable for the 2007-08 assessment subject to a ceiling of HK$25,000. These have been taken into account in the preparation of the Group's 2008 accounts. Accordingly, the provision for Hong Kong Profits Tax has been made at 16.5% (2007: 17.5%) on the estimated assessable profits for the year. The deferred tax liabilities of those subsidiaries in Hong Kong which were subject to Hong Kong Profits Tax rate of 16.5% were decreased by HK$302 million as at 30 June 2008.

Provision for taxation outside Hong Kong is provided for at the applicable rates of taxation for the year on the estimated assessable profits arising in the relevant foreign tax jurisdictions during the year.

6 Income tax (continued)

Land Appreciation Tax is levied on properties in mainland China developed by the Group for sale, at progressive rates ranging from 30% to 60% on the appreciation of land value, which under the applicable regulations is calculated based on the proceeds of sale of properties less deductible expenditure including lease charges of land use rights, borrowing costs and all property development expenditure.

On 16 March 2007, the Tenth National People's Congress approved the Corporate Income Tax Law of the People's Republic of China, under which the new enterprises income tax rates for domestic and foreign enterprises are unified at 25% with effect from 1 January 2008. In this connection, the deferred tax liabilities of those subsidiaries in mainland China which were subject to standard Enterprise Income Tax rate of 33% were decreased by HK$36 million as at 30 June 2007. The Corporate Income Tax Law provides preferential tax rates, tax incentives for prescribed industries and activities, grandfathering provisions as well as determination of taxable profit.

The Corporate Income Tax Law did not have any significant impact on the Group's results of operations and financial position for the year ended 30 June 2008.

7 Dividends

(a) Dividends payable to equity shareholders of the Company attributable to the year

	2008 **HK$ million**	*2007* HK$ million
Interim dividend declared and paid of HK$0.4 (2007: HK$0.4) per share	**859**	777
Final dividend proposed after the balance sheet date of HK$0.7 (2007: HK$0.7) per share	**1,503**	1,360
	2,362	2,137

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b) Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved and paid during the year

	2008 **HK$ million**	*2007* HK$ million
Final dividend in respect of the previous financial year, approved and paid during the year, of HK$0.7 (2007: HK$0.65) per share	**1,360**	1,263

8 Earnings per share

(a) The calculation of earnings per share is based on the profit attributable to equity shareholders of the Company of HK$15,472 million (2007: HK$9,818 million) and on the weighted average number of 2,052 million ordinary shares (2007: 1,892 million ordinary shares) in issue during the year.

There were no dilutive potential shares in existence during the years ended 30 June 2007 and 2008, therefore diluted earnings per share are the same as basic earnings per share for both the current and prior years.

(b) The calculation of adjusted earnings per share is based on the profit attributable to equity shareholders of the Company and adjusted as follows:

	2008 **HK$ million**	*2007* HK$ million
Profit attributable to equity shareholders of the Company	**15,472**	9,818
Effect of changes in fair value of investment properties	**(6,706)**	(1,982)
Effect of deferred taxation on changes in fair value of investment properties	**732**	303
Effect of share of changes in fair value of investment properties (net of deferred taxation) of:		
- associates	**(1,015)**	(579)
- jointly controlled entities	**(2,976)**	(2,328)
Effect of share of minority interests	**200**	651
Adjusted earnings for calculation of earnings per share	**5,707**	5,883
Adjusted earnings per share	**HK$2.78**	HK$3.11

9 Segmental information

Segmental information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

Business segments

The Group comprises the following main business segments:

Property development	: development and sale of properties
Property leasing	: leasing of properties
Construction	: construction of building works
Infrastructure	: investment in infrastructure projects
Hotel operation	: hotel operations and management
Others	: provision of finance, department store operations and management, investment holding, project management, property management, agency services, provision of cleaning and security guard services

9 Segmental information (continued)

Business segments (continued)

For the year ended 30 June 2008	*Property development* HK$ million	*Property leasing* HK$ million	*Construction* HK$ million	*Infra-structure* HK$ million	*Hotel operation* HK$ million	*Others* HK$ million	*Eliminations* HK$ million	*Consolidated* HK$ million
Income and results								
Turnover	9,173	2,625	317	272	186	919	-	13,492
Other revenue (excluding bank interest income)	3	7	3	1	13	56	-	83
External revenue	9,176	2,632	320	273	199	975	-	13,575
Inter-segment revenue	-	173	1,835	-	1	65	(2,074)	-
Total revenue	9,176	2,805	2,155	273	200	1,040	(2,074)	13,575
Segment results	2,709	1,792	85	192	39	401		5,218
Inter-segment transactions	28	(51)	(84)	-	-	(16)		(123)
Contribution from operations	2,737	1,741	1	192	39	385		5,095
Bank interest income								243
Provision on inventories	(27)	-	-	-	-	-		(27)
Unallocated operating expenses net of income								(873)
Profit from operations								4,438
Increase in fair value of investment properties								6,706
Finance costs								(576)
								10,568
Share of profits less losses of associates (note (i))								3,224
Share of profits less losses of jointly controlled entities (note (ii))								3,938
Profit before taxation								17,730
Income tax								(1,410)
Profit for the year								16,320

9 Segmental information (continued)

Business segments (continued)

For the year ended 30 June 2008 (continued)	*Property development* HK$ million	*Property leasing* HK$ million	*Construction* HK$ million	*Infra-structure* HK$ million	*Hotel operation* HK$ million	*Others* HK$ million	*Eliminations* HK$ million	*Consolidated* HK$ million
Balance sheet								
Segment assets	48,899	54,762	287	1,464	1,855	2,741	(198)	109,810
Interest in associates								33,993
Interest in jointly controlled entities								13,891
Unallocated assets								17,220
Total assets								174,914
Segment liabilities	2,017	788	827	56	15	600	(198)	4,105
Unallocated liabilities								46,611
Total liabilities								50,716
Other information								
Depreciation and amortisation for the year	(4)	(10)	(2)	(51)	(54)	(52)		
Capital expenditure incurred during the year	10,769	115	-	1	52	6		

9 Segmental information (continued)

Business segments (continued)

For the year ended 30 June 2007	*Property development* HK$ million	*Property leasing* HK$ million	*Construction* HK$ million	*Infra-structure* HK$ million	*Hotel operation* HK$ million	*Others* HK$ million	*Eliminations* HK$ million	*Consolidated* HK$ million
Income and results								
Turnover	4,658	2,484	101	189	133	791	-	8,356
Other revenue (excluding bank interest income)	-	6	2	4	4	64	-	80
External revenue	4,658	2,490	103	193	137	855	-	8,436
Inter-segment revenue	-	149	732	-	1	32	(914)	-
Total revenue	4,658	2,639	835	193	138	887	(914)	8,436
Segment results	1,508	1,625	53	131	43	211		3,571
Inter-segment transactions	57	(33)	(41)	-	(1)	1		(17)
Contribution from operations	1,565	1,592	12	131	42	212		3,554
Bank interest income								269
Provision on inventories	(24)	-	-	-	-	-		(24)
Unallocated operating expenses net of income								(312)
Profit from operations								3,487
Increase in fair value of investment properties								1,982
Finance costs								(508)
								4,961
Share of profits less losses of associates (note (i))								4,058
Share of profits less losses of jointly controlled entities (note (ii))								3,653
Profit before taxation								12,672
Income tax								(698)
Profit for the year								11,974

9 Segmental information (continued)

Business segments (continued)

For the year ended 30 June 2007 (continued)	*Property development* HK$ million	*Property leasing* HK$ million	*Construction* HK$ million	*Infra-structure* HK$ million	*Hotel operation* HK$ million	*Others* HK$ million	*Eliminations* HK$ million	*Consolidated* HK$ million
Balance sheet								
Segment assets	38,764	45,820	131	1,615	1,885	2,709	(253)	90,671
Interest in associates								20,536
Interest in jointly controlled entities								11,168
Unallocated assets								10,522
Total assets								132,897
Segment liabilities	2,248	775	423	97	66	673	(253)	4,029
Unallocated liabilities								28,124
Total liabilities								32,153
Other information								
Depreciation and amortisation for the year	-	(9)	(1)	(32)	(21)	(52)		
Capital expenditure incurred during the year	5,313	220	2	174	-	43		

9 Segmental information (continued)

Geographical segments

	Hong Kong HK$ million	*Mainland China* HK$ million	*Consolidated* HK$ million
For the year ended 30 June 2008			
Turnover	**11,302**	**2,190**	**13,492**
Other revenue (excluding bank interest income)	**69**	**14**	**83**
External revenue	**11,371**	**2,204**	**13,575**
Segment assets	**78,504**	**31,504**	
Capital expenditure incurred during the year	**6,833**	**4,110**	
For the year ended 30 June 2007			
Turnover	7,954	402	8,356
Other revenue (excluding bank interest income)	69	11	80
External revenue	8,023	413	8,436
Segment assets	71,729	19,195	
Capital expenditure incurred during the year	3,497	2,255	

Notes:

(i) Included in the Group's share of profits less losses of associates during the year is an amount of HK$983 million (2007: HK$1,094 million) contributed from the property development segment, and an amount of HK$1,258 million (2007: HK$821 million) contributed from the property leasing segment (taking into account the changes in fair value of investment properties (net of deferred taxation) during the year of HK$1,015 million (2007: HK$579 million)).

(ii) Included in the Group's share of profits less losses of jointly controlled entities during the year is an amount of HK$390 million (2007: HK$795 million) contributed from the property development segment, and an amount of HK$3,342 million (2007: HK$2,712 million) contributed from the property leasing segment (taking into account the changes in fair value of investment properties (net of deferred taxation) during the year of HK$2,976 million (2007: HK$2,328 million)).

10 Trade and other receivables

	2008 HK$ million	*2007* HK$ million
Instalments receivable	**2,078**	1,352
Debtors, prepayments and deposits	**2,540**	1,722
Gross amount due from customers for contract work	**48**	40
Amounts due from associates	**393**	364
Amounts due from jointly controlled entities	**13**	47
	5,072	3,525

(i) All of the trade and other receivables are expected to be recovered within one year except for various deposits and other receivables of HK$413 million (2007: HK$510 million) which are expected to be recovered after more than one year.

(ii) Included in trade and other receivables are trade debtors (net of allowance for doubtful debts) with the following ageing analysis as at the balance sheet date:

	2008 HK$ million	*2007* HK$ million
Current or under 1 month overdue	**1,594**	1,530
More than 1 month overdue and up to 3 months overdue	**792**	79
More than 3 months overdue and up to 6 months overdue	**147**	82
More than 6 months overdue	**492**	270
	3,025	1,961

(iii) For instalments receivable from sale of properties, collateral is usually obtained. Regular review and follow-up actions are carried out on overdue amounts to minimise exposure to credit risk. Regarding toll income receivable, the amount is collected on behalf of the Group by a relevant government body in Hangzhou, mainland China in accordance with the terms of agreement entered into between the Group and the government body. In respect of rental income from leasing properties, monthly rents are received in advance and sufficient rental deposits are held to cover potential exposure to credit risk. For other trade receivables, credit terms given to customers are generally based on the financial strength and repayment history of each customer. As such, the Group does not obtain collateral from its customers. An ageing analysis of the receivables is prepared on a regular basis and is closely monitored to minimise any credit risk associated with these receivables. Adequate impairment losses have been made for estimated irrecoverable amounts.

(iv) The amounts due from associates and jointly controlled entities are unsecured, interest-free and have no fixed terms of repayment.

11 Trade and other payables

	2008 HK$ million	*2007* HK$ million
Creditors and accrued expenses	**2,912**	2,249
Rental and other deposits	**556**	500
Forward sales deposits received	**821**	1,328
Amounts due to associates	**177**	108
Amounts due to jointly controlled entities	**123**	212
	4,589	4,397

(i) All of the trade and other payables are expected to be settled within one year except for an amount of HK$340 million (2007: HK$533 million) which is expected to be settled after more than one year.

(ii) Included in trade and other payables are trade creditors with the following ageing analysis as of the balance sheet date:

	2008 HK$ million	*2007* HK$ million
Due within 1 month and on demand	**683**	450
Due after 1 month but within 3 months	**290**	273
Due after 3 months but within 6 months	**183**	67
Due after 6 months	**877**	649
	2,033	1,439

(iii) The amounts due to associates and jointly controlled entities are unsecured, interest-free and have no fixed terms of repayment.

12 Review of results

The financial results for the year ended 30 June 2008 have been reviewed with no disagreement by the Audit Committee of the Company.

The figures in respect of the preliminary announcement of the Group's results for the year ended 30 June 2008 have been compared by the Company's auditor, KPMG, Certified Public Accountants, to the amounts set out in the Group's draft accounts for the year and the amounts were found to be in agreement. The work performed by KPMG in this respect was limited and did not constitute an audit, review or other assurance engagement and consequently no assurance has been expressed by the auditor on this announcement.

FINANCIAL REVIEW

Results of operations

The following discussions should be read in conjunction with the Company's consolidated accounts for the financial year ended 30 June 2008.

Turnover and profit

	Turnover		*Contribution from operations*	
	Year ended 30 June		*Year ended 30 June*	
	2008	*2007*	***2008***	*2007*
	HK$ million	HK$ million	**HK$ million**	HK$ million
Business segments				
- Property development	**9,173**	4,658	**2,737**	1,565
- Property leasing	**2,625**	2,484	**1,741**	1,592
- Construction	**317**	101	**1**	12
- Infrastructure	**272**	189	**192**	131
- Hotel operation	**186**	133	**39**	42
- Other businesses	**919**	791	**385**	212
	13,492	8,356	**5,095**	3,554

	Year ended 30 June	
	2008	*2007*
	HK$ million	HK$ million
Profit attributable to equity shareholders of the Company		
- including the Group's attributable share of changes in fair value of investment properties (net of deferred taxation) held by the Group, its associates and jointly controlled entities	**15,472**	9,818
- excluding the Group's attributable share of changes in fair value of investment properties (net of deferred taxation) held by the Group, its associates and jointly controlled entities	**5,707**	5,883
Earnings per share		
- including the Group's attributable share of changes in fair value of investment properties (net of deferred taxation) held by the Group, its associates and jointly controlled entities	**HK$7.54**	HK$5.19
- excluding the Group's attributable share of changes in fair value of investment properties (net of deferred taxation) held by the Group, its associates and jointly controlled entities	**HK$2.78**	HK$3.11

The Group recorded a growth in the turnover for the financial year of HK$5,136 million, or 61%, to HK$13,492 million (2007: HK$8,356 million). The growth was contributed mainly by the property development business segment which benefited from the strong performance of the Hong Kong property market during the financial year.

Profit contribution from business segments for the financial year amounted to HK$5,095 million (2007: HK$3,554 million), representing an increase of HK$1,541 million, or 43%, from the previous financial year, which was mainly contributed by the Group's property development, property leasing and infrastructure businesses, as well as the gains on disposal of certain property interests of the Group during the financial year.

Profit attributable to equity shareholders of the Company for the financial year, including the Group's attributable share of changes in fair value of investment properties (net of deferred taxation) held by the Group, its associates and jointly controlled entities, amounted to HK$15,472 million (2007: HK$9,818 million), representing an increase of HK$5,654 million, or 58%, over that for the previous financial year. Earnings per share for the financial year were HK$7.54 (2007: HK$5.19). Excluding the Group's attributable share of changes in fair value of investment properties (net of deferred taxation) held by the Group, its associates and jointly controlled entities, profit attributable to equity shareholders of the Company amounted to HK$5,707 million (2007: HK$5,883 million), representing a slight decrease of HK$176 million, or 3%, from the previous financial year. Adjusted earnings per share for the financial year were HK$2.78 (2007: HK$3.11).

In this regard, included in the results for the previous financial year was total non-recurrent income of HK$938 million which comprised (i) the excess of the fair values of net assets of the companies acquired by the Group from Henderson Investment Limited ("HIL") over the consideration paid, which amounted to HK$352 million; and (ii) the Group's attributable share of the gain on the disposal by The Hong Kong and China Gas Company Limited ("HKCG") of its interest in ten piped city-gas joint ventures projects to Towngas China Company Limited which amounted to HK$586 million. After excluding the abovementioned non-recurrent items, the adjusted underlying profit attributable to equity shareholders of the Company for the previous financial year would have amounted to HK$4,945 million, representing earnings per share of HK$2.61 for the previous financial year. Accordingly, the underlying profit attributable to equity shareholders of the Company for the financial year of HK$5,707 million represents an increase of HK$762 million, or 15%, over the adjusted underlying profit attributable to equity shareholders of the Company for the previous financial year of HK$4,945 million. The adjusted earnings per share for the financial year of HK$2.78, as referred to above, also represents an increase of 7% over the earnings per share of HK$2.61 determined on the basis of the adjusted underlying profit attributable to equity shareholders of the Company of HK$4,945 million for the previous financial year.

Discussions on the major business segments are set out below.

Property development

Revenue from property development for the financial year amounted to HK$9,173 million (2007: HK$4,658 million), representing an increase of HK$4,515 million, or 97%, over that for the previous financial year. This was mainly attributable to the sales of various property development projects during the financial year, including The Beverly Hills Phase I, Grand Waterfront, The Sherwood, CentreStage, CentrePlace and Midas Plaza in Hong Kong and Hengli Bayview in Fangcun District, Guangzhou, mainland China. Accordingly, profit contribution reached HK$2,737 million (2007: HK$1,565 million), representing an increase of HK$1,172 million, or 75%, over that for the previous financial year.

During the financial year, the Group's share of pre-tax profit contributions from subsidiaries, associates and jointly controlled entities in relation to property development segment amounted to HK$2,737 million (2007: HK$1,565 million), HK$1,185 million (2007: HK$1,319 million) and HK$463 million (2007: HK$941 million), respectively.

Revenue from property leasing for the financial year amounted to HK$2,625 million (2007: HK$2,484 million), representing an increase of HK$141 million, or 6%, over that for the previous financial year. The growth was mainly attributable to the increase in the average rental rates for new leases and lease renewals for investment properties in Hong Kong and mainland China during the financial year. Profit contribution from property leasing for the financial year amounted to HK$1,741 million (2007: HK$1,592 million), representing an increase of HK$149 million, or 9%, over that for the previous financial year.

Taking into account the Group's share of leasing revenue from investment properties owned by subsidiaries, associates and jointly controlled entities, gross revenue from property leasing attributable to the Group amounted to HK$3,872 million (2007: HK$3,492 million), representing an increase of HK$380 million, or 11%, over that for the previous financial year.

During the financial year, the Group's share of pre-tax net rental income from investment properties owned by the subsidiaries, associates and jointly controlled entities (before any changes in fair value of investment properties and related deferred taxation) amounted to HK$1,741 million (2007: HK$1,592 million), HK$346 million (2007: HK$288 million) and HK$641 million (2007: HK$501 million), respectively.

Construction

The Group principally engages in construction contracts for property development projects in which the Group participates, including property development projects undertaken by the Group's associates and jointly controlled entities. During the financial year, turnover from construction activities increased by 214% to HK$317 million (2007: HK$101 million) which mainly reflects the increased activity of construction work undertaken during the financial year for three major property development projects, when compared with that for the previous financial year. Profit contribution for the financial year amounted to HK$1 million (2007: HK$12 million), representing a decrease of HK$11 million, or 92%, from the previous financial year, which is mainly attributable to the write back of over-provision for direct costs during the previous financial year in relation to direct costs incurred prior to the previous financial year.

Infrastructure

Infrastructure projects in mainland China reported a turnover of HK$272 million for the financial year (2007: HK$189 million), representing an increase of HK$83 million, or 44%, over that for the previous financial year. This was mainly attributable to the increase in traffic volume of a toll bridge in Hangzhou following the completion of major repairs and maintenance work in October 2006. Profit contribution from this business segment for the financial year increased by HK$61 million, or 47%, to HK$192 million (2007: HK$131 million).

Hotel operation

Following the commencement of commercial operations of Newton Place Hotel in Kwun Tong in July 2007, turnover from hotel operation for the financial year increased to HK$186 million (2007: HK$133 million). Profit contribution decreased slightly to HK$39 million (2007: HK$42 million), which was mainly attributable to the fact that Newton Place Hotel was at its start-up phase.

Other businesses comprise mainly department stores operations, investment holding, project management, property management, agency services and provision of finance, cleaning and security guard services, which altogether reported a turnover of HK$919 million for the financial year (2007: HK$791 million), representing an increase of HK$128 million, or 16%, over that for the previous financial year. The growth in the turnover was contributed mainly by the department stores operations, the provision of project management services and the proceeds from disposal of a land site of the Group during the financial year. Accordingly, profit contribution from other businesses for the financial year increased by HK$173 million, or 82%, to HK$385 million (2007: HK$212 million).

Associates

The Group's share of post-tax profits less losses of associates during the financial year amounted to HK$3,224 million (2007: HK$4,058 million), representing a decrease of HK$834 million, or 21%, from the previous financial year. Excluding the Group's attributable share of changes in fair value of investment properties (net of deferred taxation) held by the associates of HK$1,015 million during the financial year (2007: HK$579 million), the Group's share of the underlying post-tax profits less losses of associates for the financial year amounted to HK$2,209 million (2007: HK$3,479 million), representing a decrease of HK$1,270 million, or 37%, from the previous financial year. The decrease in the Group's share of profits less losses of associates during the financial year, both before and after taking into account the Group's attributable share of changes in the fair value of investment properties (net of deferred taxation) held by associates, is mainly attributable to the decrease in the Group's share of profit from HKCG as referred to below.

In respect of the Group's three listed associates (namely, HKCG, Miramar Hotel and Investment Company, Limited ("Miramar") and Hong Kong Ferry (Holdings) Company Limited ("HK Ferry")), the Group's aggregate share of their post-tax profits for the financial year amounted to HK$2,844 million (2007: HK$3,772 million), representing a decrease of HK$928 million, or 25%, from the previous financial year. Excluding the Group's attributable share of changes in fair value of investment properties (net of deferred taxation) held by these three listed associates of HK$833 million during the financial year (2007: HK$478 million), the Group's share of the underlying post-tax profits of these three listed associates amounted to HK$2,011 million for the financial year (2007: HK$3,294 million), representing a decrease of HK$1,283 million, or 39%, from the previous financial year. During the financial year, the Group recorded (a) a decrease in share of profit from HKCG by HK$1,239 million mainly due to the fact that HKCG recorded (i) a gain on disposal of its interest in ten piped city-gas joint venture projects to Towngas China Company Limited which amounted to HK$2,236 million for the corresponding six months ended 30 June 2007 but which amount does not recur during the six months ended 30 June 2008; (ii) a decrease in its share of profits arising from the sale of residential units of Grand Promenade by HK$536 million during the six months ended 30 June 2008 when compared with the corresponding six months ended 30 June 2007; and (iii) investment losses of HK$249 million for the six months ended 30 June 2008 when compared with investment gains of HK$354 million for the corresponding six months ended 30 June 2007, the aggregate effect of which results in a decrease in the Group's share of profit from HKCG by HK$1,318 million for the six months ended 30 June 2008 when compared with the corresponding six months ended 30 June 2007; (b) an increase in share of profit from Miramar by HK$1 million mainly due to the increased profit contributions from the property leasing business and the travel business; and (c) a decrease in share of profit from HK Ferry by HK$45 million mainly for the reason that HK Ferry recorded net realised and unrealised losses on derivative financial instruments of HK$223 million for the six months ended 30 June 2008 when compared

with net realised and unrealised gains of HK$110 million for the corresponding six months ended 30 June 2007.

Jointly controlled entities

The Group's share of post-tax profits less losses of jointly controlled entities which are mainly engaged in property development and property investment activities amounted to HK$3,938 million (2007: HK$3,653 million), representing an increase of HK$285 million, or 8%, over that for the previous financial year. Excluding the Group's attributable share of changes in fair value of investment properties (net of deferred taxation) held by the jointly controlled entities of HK$2,976 million during the financial year (2007: HK$2,328 million), the Group's share of the underlying post-tax profits less losses of jointly controlled entities for the financial year amounted to HK$962 million (2007: HK$1,325 million), representing a decrease of HK$363 million, or 27%, from the previous financial year. Such decrease was mainly attributable to the decrease in the Group's share of profit arising from the sale of Grand Promenade during the financial year.

Finance costs

Finance costs recognised as expenses for the financial year were HK$576 million (2007: HK$508 million). Finance costs capitalised in relation to properties under development during the financial year amounted to HK$520 million (2007: HK$482 million). During the financial year, the Group's effective borrowing rate was approximately 4.01% per annum (2007: 4.68% per annum).

Revaluation of investment properties

The Group recognised a revaluation gain on its investment properties (before deferred taxation and minority interests) of HK$6,706 million in the consolidated profit and loss account for the financial year (2007: HK$1,982 million).

Issue of new shares

As referred to in the paragraph headed "Material acquisitions and disposals" below, for the purpose of financing the Group's acquisition of interest in HKCG from HIL, a subsidiary of the Company whose shares are listed on The Stock Exchange of Hong Kong Limited, the Company issued 204,162,390 new ordinary shares at a price of HK$67.50 per ordinary share on 17 December 2007.

Financial resources and liquidity

External borrowings

On 25 July 2007, the Group issued loan notes (the "Notes") which in aggregate amounted to HK$3,312 million at 30 June 2008. The Notes comprised five tranches for an aggregate amount of US$325 million (equivalent to HK$2,534 million at 30 June 2008) and one tranche in the amount of £50 million (equivalent to HK$778 million at 30 June 2008). These tranches bear fixed interest rates (except for one tranche in the amount of US$10 million which bears floating interest rate) and have maturity periods of between seven to fifteen years. The issue of the Notes extended the debt maturity profile of the Group at 30 June 2008.

Maturity profile and interest cover

At 30 June 2008, the aggregate amount of the Group's bank and other borrowings amounted to approximately HK$35,626 million (2007: HK$18,270 million), of which 99.9% (2007: 99.8%) in value was unsecured. The maturity profile of the bank and other borrowings, the cash and bank balances and the gearing ratio of the Group were as follows:

	30 June 2008 **HK$ million**	*30 June 2007* HK$ million
Bank and other borrowings repayable:		
- Within 1 year	**3,307**	3,007
- After 1 year but within 2 years	**9,093**	1,325
- After 2 years but within 5 years	**19,914**	13,938
- After 5 years	**3,312**	-
Total bank and other borrowings	**35,626**	18,270
Less: Cash and bank balances	**(15,675)**	(9,520)
Net bank and other borrowings	**19,951**	8,750
Shareholders' funds	**121,220**	92,219
Gearing ratio (%)	**16.5%**	9.5%

Gearing ratio is calculated based on the net bank and other borrowings and shareholders' funds of the Group as at the balance sheet date. The Group's gearing ratio increased from 9.5% as at 30 June 2007 to 16.5% as at 30 June 2008, which is attributable mainly to the combined effect of the increase in the Group's net borrowings, the enlargement in the capital base as a result of the Company's issue of new shares (as referred to in the paragraph headed "Issue of new shares" above) and the Group's profit attributable to equity shareholders during the financial year.

The interest cover of the Group is calculated as follows:

	Year ended 30 June	
	2008 **HK$ million**	*2007* HK$ million
Profit from operations (before changes in fair value of investment properties) plus the Group's share of the underlying profits less losses of associates and jointly controlled entities (before taxation)	**8,166**	8,961
Interest expense (before interest capitalisation)	**1,055**	954
Interest cover (times)	**8**	9

During the financial year, the Group demonstrated a strong ability in servicing its interest payments.

With abundant banking facilities in place and the recurrent income generation from its operations, the Group has adequate financial resources in meeting the funding requirements for its ongoing operations as well as its future expansion.

Treasury and financial management

The Group is exposed to interest rate and foreign exchange risks. To efficiently and effectively manage these risks, the Group's financing and treasury activities were centrally co-ordinated at the corporate level. As a matter of policy, all transactions in derivative financial instruments are undertaken for risk management purposes only and no derivative financial instruments are held by the Group for speculative purposes.

The Group conducts its businesses primarily in Hong Kong with the related cash flows, assets and liabilities being denominated mainly in Hong Kong dollars ("HKD"). The Group's primary foreign exchange exposure arises from its property developments and investments in mainland China, which are denominated in Renminbi ("RMB"), and the Notes which are denominated in United States dollars and Sterling.

In respect of the Group's operations in mainland China, apart from its capital contributions and, in some cases, loan contributions to projects which are denominated in RMB and are not hedged, the Group endeavours to establish a natural hedge by maintaining an appropriate level of external borrowings in RMB. In respect of the Notes, on 25 July 2007 (being the issuance date of the Notes), the Group entered into interest rate swap contracts and cross currency swap contracts with certain counterparty banks in the aggregate notional principal amounts of US$325,000,000 (2007: US$Nil) and £50,000,000 (2007: £Nil). The purpose of the swap contracts is to enable the Group to hedge against the interest rate risk and foreign exchange risk which may arise during the financial years between the issuance date and the maturity date in respect of the entire amount of each tranche of the Notes. As a result, the Group does not expect any significant interest rate risk and foreign exchange risk exposures in relation to the Notes.

Material acquisitions and disposals

Pursuant to an agreement dated 2 October 2007 (as supplemented by a supplemental agreement dated 7 November 2007) entered into between the Company and HIL, the Company acquired HIL's entire interest in HKCG (the "HKCG Interest") for a consideration of HK$50,264 million. Completion of the acquisition took place on 17 December 2007 ("Completion Date"). The consideration payable by the Company to HIL comprised (i) the issuance to HIL of the share entitlement note which conferred on the holder thereof the right to call for the issuance by the Company of 636,891,425 new ordinary shares at the closing share price on the Completion Date (including entitlement to the Company's final dividend for the year ended 30 June 2007); and (ii) cash of HK$6,828 million. During the financial year, the Group recorded a goodwill arising from the acquisition of the HKCG Interest in the amount of HK$10,727 million, which is accounted for under the Group's interest in associates.

Save as disclosed above, the Group did not undertake any significant acquisition or disposal of assets or subsidiaries outside its core businesses during the financial year.

Charge on assets

Assets of the Group were not charged to any third parties at 30 June 2008, except that certain project financing facilities which were extended by banks to a subsidiary of the Company engaged in infrastructure projects in mainland China were secured by the Group's toll highway operation rights. At 30 June 2008, the outstanding balance of the Group's secured bank loans was HK$40 million (2007: HK$29 million).

At 30 June 2008, capital commitments of the Group amounted to HK$16,703 million (2007: HK$7,652 million).

Contingent liabilities

At 30 June 2008, the Group's contingent liabilities amounted to HK$124 million (2007: HK$58 million).

Employees and remuneration policy

At 30 June 2008, the Group had approximately 7,300 (2007: 7,200) full-time employees. The remuneration of the employees is in line with the market and commensurable with the level of pay in the industry. Discretionary year-end bonuses are payable to the employees based on individual performance. Other benefits to the employees include medical insurance, retirement scheme, training programmes and education subsidies.

Total staff costs for the financial year amounted to HK$1,355 million (2007: HK$1,101 million).

OTHER INFORMATION

Closing of Register of Members

The Register of Members of the Company will be closed from Tuesday, 2 December 2008 to Monday, 8 December 2008, both days inclusive, during which period no requests for the transfer of shares will be accepted. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:30 p.m. on Monday, 1 December 2008.

Purchase, Sale or Redemption of the Company's Listed Securities

Save and except for the allotment under the Share Entitlement Note, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's listed securities during the year.

Audit Committee

The Audit Committee met in September 2008 and reviewed the systems of internal control and compliance and the annual report for the year ended 30 June 2008.

Corporate Governance

During the year ended 30 June 2008, the Company has complied with the Code on Corporate Governance Practices (the "CGP Code") as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), except that the roles of the chairman and the chief executive officer of the Company are not segregated under code provision A.2.1 of the CGP Code. The Company is of the view that it is in the best interest of the Company that Dr. Lee Shau Kee, with his profound expertise in the property business, shall continue in his dual capacity as the Chairman and Managing Director.

Model Code for Securities Transactions by Directors

The Company has adopted the Model Code of the Listing Rules as the code for dealing in securities of the Company by the Directors (the "Model Code"). Having made specific enquiry, the Company confirmed that all Directors have complied with the required standard as set out in the Model Code.

By Order of the Board
Timon LIU Cheung Yuen
Company Secretary

Hong Kong, 18 September 2008

As at the date of this announcement, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, John Yip Ying Chee, Alexander Au Siu Kee, Suen Kwok Lam, Lee King Yue, Fung Lee Woon King, Eddie Lau Yum Chuen, Li Ning and Patrick Kwok Ping Ho; (2) non-executive directors: Woo Po Shing, Leung Hay Man, Angelina Lee Pui Ling, Lee Tat Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.



HENDERSON LAND DEVELOPMENT COMPANY LIMITED
Incorporated in Hong Kong with limited liability
(Stock Code : 12)

CLOSURE OF REGISTER OF MEMBERS

The board of directors (the "Board") of Henderson Land Development Company Limited (the "Company") is pleased to announce that for the determination of entitlement to a final dividend of HK$0.70 per share for the year ended 30 June 2008, the Register of Members of the Company will be closed from Tuesday, 2 December 2008 to Monday, 8 December 2008, both days inclusive, during which period no requests for the transfer of shares will be accepted.

In order to qualify for the final dividend, all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:30 p.m. on Monday, 1 December 2008. Warrants for the final dividend will be sent to Shareholders on or before Wednesday, 10 December 2008.

By Order of the Board
Timon LIU Cheung Yuen
Company Secretary

Hong Kong, 18 September 2008

As at the date of this announcement, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, John Yip Ying Chee, Alexander Au Siu Kee, Suen Kwok Lam, Lee King Yue, Fung Lee Woon King, Eddie Lau Yum Chuen, Li Ning and Patrick Kwok Ping Ho; (2) non-executive directors: Woo Po Shing, Leung Hay Man, Angelina Lee Pui Ling, Lee Tat Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

END